

December 21, 2012

Via E-mail
Peter J. Mariani
Chief Financial Officer
Hansen Medical, Inc.
800 East Middlefield Road
Mountainview, CA 94043

> **Re:** **Hansen Medical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 001-33151**

Dear Mr. Mariani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

1.   Refer to your disclosure on page 112. Please tell us and revise future filings as appropriate to disclose the name and the relationship, if any, with Hansen Medical, of the customer who accounted for 15% of your revenues in 2011. Refer to Item 101(c)(1)(vii) of Regulation S-K.

The Hansen Medical Solution, page 5

2.   Please tell us, and clarify in future filings, whether the studies mentioned in the penultimate paragraph on page 6 are studies you performed using your product.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 88

3.   Please separately quantify for us the effect of each of the material reasons for the change in revenue that you mention. Also, please tell us the reasons for the changes in your gross margins on both your product and services revenue, quantifying separately the effect of prices and volume. Please also provide us this information regarding the gross margins in your most recently completed nine-month period. We note the reference to product mix on page 22 of your most recent 10-Q. How did product mix change? What is the contribution of the Magellan system? What was the nature and reason for the changes in "production variances"? Additionally, please address these issues in future filings as applicable.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 110

4.   We see that on January 1, 2011, you adopted the new guidance outlined in FASB ASU 2009-13 and 2009-14 related to your multiple element arrangements that include software elements. Please provide us with the following:

- A detailed description of your multiple-deliverable arrangements, including the nature and terms of the arrangement;
- Identify the significant deliverables within each arrangement;
- Describe the general timing of delivery or performance of the deliverables;
- Describe the general timing of revenue recognition for separate units of accounting; and
- Provide a description of any change in the units of accounting upon adoption of the new guidance.

In addition, please also revise future filings to provide all of the disclosures required by FASB ASC 605-25-50-2.

Item 11. Executive Compensation, page 140

5.   Tell us with specificity how you addressed each of the issues in comments 5 and 6 of our May 29, 2009 letter to you.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Condensed Consolidated Financial Statements

Note 8. Stockholders' Equity

Stock-based Compensation, page 14

6.   We see that during the first fiscal quarter ended March 31, 2012, you recorded out of
        period adjustments related to stock based compensation which impacted the fiscal year
        ended December 31, 2011. Please tell us more about this adjustment, including a
        description of the nature of the error and the accounting basis for the error correction. In
        addition, tell us how management concluded these adjustments were not material to each
        related period and provide us with your SAB Topic 1.M (SAB No. 99) and SAB Topic
        1.N (SAB No. 108) analysis supporting your conclusion.

Item 2. Management's Discussion and Analysis of Financial Condition and results of
Operations, page 17

7.   With a view toward disclosure in future filings, please tell us the key terms of your
        commercial evaluation program. Include whether the program extends to solely your
        Magellan system, the length of the trial period, any material obligations of the parties,
        termination provisions, the extent that the program has been implemented, and the
        amount of the revenue derived from the program.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Russ Mancuso at (202) 551-3617 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant